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                                 UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*


                             Jaco Electronics, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.10 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  469783-10-4
                                 --------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 6 pages
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CUSIP No. 469783-10-4                    13G                  Page 2 of 6 Pages


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                        Joel H. Girsky


   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]

                                                                        (b) [x]


   3      SEC USE ONLY


   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
                                 5     SOLE VOTING POWER
                                        529,040 shares                    13.1%


           Number of             6     SHARED VOTING POWER
            Shares                      0 shares                             0%
         Beneficially
           Owned By
             Each                7     SOLE DISPOSITIVE POWER
           Reporting                    529,040 shares                    13.1%
            Person
             With
                                 8     SHARED DISPOSITIVE POWER
                                        0 shares                             0%

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  529,040 shares


  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                          13.1%

  12      TYPE OF REPORTING PERSON*
                                                  IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 6 pages
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         This statement constitutes Amendment No. 4 to the Schedule 13G previously filed by the Reporting Person. No changes in any information previously reported have occurred, except as set forth in this or prior Amendments.

ITEM 1.

         (a)     Name of Issuer:  Jaco Electronics, Inc.

         (b)     Address of Issuer's Principal Executive Offices:

                                           145 Oser Avenue
                                           Hauppauge, NY 11788

ITEM 2.

         (a)     Name of Person Filing:    Joel H. Girsky

         (b)     Address of Principal Business Office, or, if none, Residence

                                           145 Oser Avenue
                                           Hauppauge, NY 11788

         (c)     Citizenship:              United States


         (d)     Title of Class of Securities:
                                           Common Stock, $0.10 par value

         (e)     CUSIP Number:             469783-10-4



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                                           Not Applicable

         (a)     [ ]  Broker or Dealer registered under Section 15 of the Act

         (b)     [ ]  Bank as defined in section 3(a)(6) of the Act

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act





                               Page 3 of 6 pages
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         (e)     [ ]  Investment Adviser registered under section 203 of the
                 Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

         (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)     [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)



ITEM 4.  OWNERSHIP.

         If the percent of the class owned, as of December 31, 1995, the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


         (a)     Amount Beneficially Owned:   529,040 shares(1).

         (b)     Percent of Class:   13.1.

         (c)     Number of shares as to which such person has:

                 (i)      sole power to vote or to direct the vote:  529,040
                          shares(1).
                 (ii)     shared power to vote or to direct the vote:  0
                          shares.
                 (iii) sole power to dispose or to direct the disposition of: 529,040 shares(1).
                 (iv) shared power to dispose or to direct the disposition of: 0 shares.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                  Not Applicable



____________________

(1)Includes 81,400 shares of Common Stock acquirable upon the exercise of options granted under the Issuer's 1993 Non-Qualified Stock Option Plan.





                               Page 4 of 6 pages
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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                  Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                  Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                  Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                                  Not Applicable


ITEM 10.         CERTIFICATION

                                  Not Applicable





                               Page 5 of 6 pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 13, 1996
                                        ---------------------------------------
                                              Date


                                        s/ Joel H. Girsky
                                        ---------------------------------------
                                              Signature


                                        Joel H. Girsky
                                        ---------------------------------------
                                              Name/Title



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.


ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
             FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)





                               Page 6 of 6 pages